United States Securities and Exchange Commission
Washington, DC  20549
Form 12b-25
Notification of Late Filing
(Check One):	/X/ Form 10-K	/  / Form 20-F	/  / Form 11-K	/  / Form 10-Q	/  /
FORM N-SAR

	For Period Ended:	June 30, 1998
	/  /	Transition Report on Form 10-K
	/  /	Transition Report on Form 20-F
	/  /	Transition Report on Form 11-K
	/  /	Transition Report on Form 10-Q
	/  /	Transition Report on Form N-SAR
	For the Transition Period Ended:
Commission File Number 1-11900
CusiP Number 45812J 10 1

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I - Registrant Information

Integrated Security Systems, Inc.
8200 Springwood Drive, Suite 230
Irving, TX  75063

Part II - Rules 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/  /	(b)	The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or
the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.


Part III - Narrative
	The Company is currently in negotiations related to a potential transaction and is delaying filing of the Form 10-KSB for possible disclosure implications.
Part IV - Other Information
(1)	Name and telephone number of person to contact in regard to this notification
	David H. Oden
	Haynes and Boone, LLP
	(214) 651-5560

(2)	Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If answer is no,
identify report(s).	/X/ Yes	/  / No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?	/X/ Yes	/  / No

For the fiscal year ended June 30, 1998 and twelve-month period ended June 30, 1997, net loss was $3,195,153 and $194,308, respectively.
Overall sales for the fiscal year ended June 30, 1998 were decreased due to a significant decrease in sales volume company-wide. Gross margin decreased due to a less favorable product mix. These decreases were offset in part with the inclusion of a wholly-owned subsidiary, effective December 31, 1996. Increased sales and general and administrative expenses for the fiscal 1998 period are primarily attributable to the Company absorbing all of the sales and marketing expenses of a subsidiary during the current period (these costs were partially offset by a partnership during the prior period) and the inclusion of a wholly-owned subsidiary, effective December 31, 1996. Integrated Security Systems, Inc.
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 1998          	By:	Gerald K. Beckmann
	--------------------------	       -------------------------------------
                               		 	President and Chief Executive Officer
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